September 26, 2007

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Moran:

Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated September 6, 2007 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended January 28, 2007 (the “2007 Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended April 29, 2007 (the “Form 10-Q”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K, the Form 10-Q and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the 2007 Form 10-K and the Form 10-Q, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Note 1 — Nature of Business and Significant Accounting Policies, page 69

Self-Insurance Risks, page 73

1.  Comment

Please expand to disclose your basis for recognizing accounts receivables for insurance recoveries related to your stop-loss insurance as well as other recoveries related to items such as litigation.  Show us what your disclosure will look like revised in future filings.

Response

Set forth below is the Company’s proposed revised disclosure of self-insurance risks, which has been expanded to include disclosure of the basis for recognition of receivables from insurers under stop-loss coverage purchased by the Company.  The Company intends to make this revised disclosure, or substantially similar disclosure, in future filings.

SELF-INSURANCE RISKS AND RECEIVABLES FROM INSURERS.  The Company is subject to workers’ compensation, vehicle and general liability claims.  The Company is self-insured for the cost of all workers’ compensation, vehicle and general liability claims up to the amount of stop-loss insurance coverage purchased by the Company from commercial insurance carriers.  The Company maintains accruals for the estimated cost of claims, without regard to the effects of stop-loss coverage, using actuarial methods which evaluate known open and incurred but not reported claims and consider historical loss development experience.  In addition, the Company records receivables from the insurance carriers for claims amounts estimated to be recovered under the stop-loss insurance policies when these amounts are estimable and probable of collection.  The Company estimates such stop-loss receivables using the same actuarial methods used to establish the related claims accruals, and taking into account the amount of risk transferred to the carriers under the stop-loss policies.  The stop-loss policies provide coverage for claims in excess of retained self-insurance risks, which are determined on a claim-by-claim basis.

The Company provides health and medical benefits to eligible employees, and purchases stop-loss insurance from commercial insurance carriers which pays covered medical costs in excess of a specified annual amount incurred by each claimant.

With regard to recoveries from insurance companies related to litigation, there were settlements of two matters discussed in the 2007 Form 10-K:  a securities class action (and related shareholder derivative action) and an ERISA class action.  In each instance, the Company’s insurers were closely involved in the settlement negotiations and, at the time the Company executed the settlement agreement or, in the case of the ERISA matter, a settlement term sheet which preceded the execution of a fully documented settlement agreement, the insurers informed the Company that they would agree to contribute to the settlements $35.0 million (in the case of the securities class action) and $4.75 million (in the case of the ERISA matter).  The Company would not have entered into the settlement agreements without the commitment of the insurers to fund the agreed upon amounts.  The Company considered receipt of these amounts to be probable based on the insurance companies’ agreements to contribute to  the settlements and the Company’s assessment of the insurance companies’ financial condition.

In future filings, the Company will include disclosure of the basis for recording recoveries from insurers related to similar unusual events, including settlement of material litigation.

Note 9 — Other Accrued Liabilities, page 79

2.  Comment

In future filings, please present a table showing the total year-end balance of claims accrued and significant additions, subtractions and adjustments made during the year.  You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in Schedule II.  In your disclosures regarding critical accounting estimates, please discuss significant yearly changes as well as any trends and uncertainties.  Please show us what your disclosure would have looked like if it had been included in this Form 10-K.

Response

Attached hereto is a draft of Schedule II – Qualifying Accounts and Reserves, which contains the tabular reconciliation of the beginning and ending balance in the accrual for self-insurance claims.1  In future filings, the Company intends to include Schedule II in substantially the form attached hereto.

Except for an increase in the estimated total cost of open claims as of the beginning of fiscal 2007 disclosed in Schedule II (which had no effect on the Company’s reported earnings because all of the increase related to claim amounts covered by the Company’s stop-loss insurance coverage), there have been no significant yearly changes in the amount of, or trend in, the cost of claims, other than those related to changes in employment levels and normal year to year variation in claims frequency and severity.  Should there occur unusual changes in claims costs or in the trend of such costs, the Company intends to make appropriate disclosure when such changes in costs or trends are known.

Exhibits 31.1 and 31.2

3.  Comment

Please delete the title of the officer from the first sentence of each certification in future filings.  The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K.  Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in
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1  Note:  In  the 2007 Form 10-K, amounts reported as the current portion of self-insurance claims as of January 28, 2007 and January 29, 2006 included the Company’s accrual for incurred but not reported health care claims totaling $1,290 and $1,692, respectively, which the Company intends to display as a separate line item in Note 9, “Other accrued liabilities,” in future filings.  The portion of the accrual for self-insurance claims indicated as being included in the caption “other accrued liabilities” in Schedule II reflects this reclassification.

which such individuals provided the certification in your Form 10-K for the year ended January 28, 2007 and your Form 10-Q for the quarter ended April 29, 2007.

Response

The Company will delete the title of the officer from the first sentence of each certification in future filings and has already done so in its filing on September 6, 2007 of its Form 10-Q for the fiscal quarter ended July 29, 2007.  The Company confirms that the inclusion of the title in the first line of each certification for our CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in our Form 10-K for the year ended January 28, 2007 and our Form 10-Q for the quarter ended April 29, 2007.
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We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (336) 703-6934.

Sincerely,
KRISPY KREME DOUGHNUTS, INC.
By: /s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

KRISPY KREME DOUGHNUTS, INC.

		Additions
Description	Balance at beginning of year	Charged to costs and expenses		Charged to other accounts	Payments	Balance at end of year
	(In thousands)
Accrual for self-insurance claims, principally worker’s compensation (current and non-current portions)

Year ended January 28, 2007	$13,250	$8,223	(1)	—	$(4,199)	$17,274

Accrual included in:
Other accrued liabilities (Note 9)	$4,378					$5,885
Other long-term obligations (Note 11)	8,872					11,389
	$13,250					$17,274

(1)  Includes an increase in the estimated total cost of open claims of $2,040.  All of the increase represents claim amounts covered by the Company’s stop-loss coverages; accordingly, there was a corresponding increase in amounts estimated to be recoverable from the Company’s insurance carriers related to such claims, and the increase in total estimated claims was offset by a credit from stop-loss insurance coverage, resulting in no net impact to earnings.